UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Metretek Technologies, Inc.
------------------------------------
(Name of Issuer)
Common Stock, $.01 Par Value
------------------------------------
(Title of Class of Securities)
59159Q107
------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA  02482-7910
781-283-8500

-------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

December 9, 2000
-------------------------------------
(Date of Event which Requires filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or
(4), check the following box [   ].
(Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D
CUSIP NO. 59159Q107
PAGE 2 OF 8 PAGES
1		NAME OF REPORTING PERSON
		S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		DDJ Capital Management, LLC
		04-3300754
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		SEE ITEM #5										(a) [ X ]
														(b) [    ]
3		SEC USE ONLY
4		SOURCE OF FUNDS*
		OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
		PURSUANT TO ITEM
		2(d) or 2(e)										[     ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
		Commonwealth of Massachusetts
NUMBER OF			7	 SOLE VOTING POWER
SHARES				1,956,915
BENEFICIALLY		8	SHARED VOTING POWER
OWNED BY
EACH				9	SOLE DISPOSITIVE POWER
REPORTING				1,956,915
PERSON WITH		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,956,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	26.9%
14	TYPE OF REPORTING PERSON *
	IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107				         PAGE 3 OF 8 PAGES
1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III-A Capital Partners, L.P.
	04-3495504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	SEE ITEM #5					(a) [ X ]
						(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM
	2(d) or 2(e)					[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF	7		SOLE VOTING POWER
SHARES			326,154
BENEFICIALLY	8		SHARED VOTING POWER
OWNED BY
EACH		9		SOLE DISPOSITIVE POWER
REPORTING			326,154
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	326,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.5%
14	TYPE OF REPORTING PERSON *
	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107				         PAGE 4 OF 8 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP III-A, LLC
	04-3493598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	SEE ITEM #5			(a) [ X ]
				(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM
	2(d) or 2(e)			[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF           7         SOLE VOTING POWER
SHARES	        326,154
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING	        326,154
PERSON WITH         10        SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	326,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.5%
14	TYPE OF REPORTING PERSON *
	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 59159Q107		         PAGE 5 OF 8 PAGES
ITEM 1.   SECURITY AND ISSUER:
	This Amendment No. 4 to Schedule 13D ("Amendment No. 4") should be read in conjunction with the Schedule 13D dated December 9, 1999 ("Schedule 13D"), Amendment No. 1 dated January 9, 2000 ("Amendment
No. 1"), Amendment No. 2 dated February 4, 2000 ("Amendment No. 2")
and Amendment No. 3 dated April 10, 2000 ("Amendment No. 3") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and
certain affiliates.	This Amendment No. 3 amends the Schedule 13D,
Amendment
No. 1, Amendment No. 2 and Amendment No. 3 only with respect to those items below.  All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.
This filing of statement is not, and should be deemed to be, an admission
that the Schedule 13D or any Amendment thereto is required to be filed.
This statement relates to shares of the Common Stock, $.01 par value
(the
"Shares") of Metretek Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 1675 Broadway, Suite 2150, Denver, Colorado, 80202.
ITEM 3.	SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
	Item 3 is amended by adding the following paragraph.
On December 9, 2000, (i)  pursuant to the terms of the Certificate of
Designation of Series B Preferred Stock, the Conversion Price was
reset to $3.0571, and (ii) the exercise price for the Warrants was reduced to $3.4740. Since the Series B Preferred Stock may be
converted within 60 days, the Funds may be deemed to be the
beneficial owner of 1,056,915 shares of Common Stock as of December
15, 2000 (using the new Conversion Price).
ITEM 5.	INTEREST IN SECURITIES OF ISSUER:
	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.
	(a) B III-A Capital Partners, L.P. owns, and GP III-A, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III-A Capital Partners, L.P. 326,154 Shares or approximately 4.5% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 652,303 Shares, or approximately 9.0% of the

SCHEDULE 13D
CUSIP NO. 59159Q107			       PAGE 6 OF 8 PAGES
outstanding Shares of the Company.		DDJ, as investment advisor to
DDJ Canadian,
may be deemed to beneficially own 978,458 Shares, or approximately
13.5% of the outstanding Shares of the Company.		Accordingly,
DDJ may be deemed to be the
beneficial owner of 1,956,915 Shares, or approximately 26.9% of the outstanding Shares of the Company.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT
		TO SECURIITES OF THE ISSUER:
	Item 6 is amended by adding the following paragraph.
	Pursuant to the terms of the Securities Purchase Agreement, as a result of the reset of the Conversion Price for the Series B
Preferred Stock and the exercise price of the warrants described in
Item 3 above, the Funds are prohibited from selling any equity securities in the Company for a period of ninety days following the reset date.

SCHEDULE 13D
CUSIP NO. 59159Q107			       PAGE 7 OF 8 PAGES
Signature:
========
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DDJ CAPITAL MANAGEMENT, LLC
By:  /s/  Wendy Schnipper Clayton

-----------------------------
-----------Wendy Schnipper
Clayton
	Attorney-in-Fact*


* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.

SCHEDULE 13D
CUSIP NO. 56323309		        PAGE 8 OF 8 PAGES
SCHEDULE A
===========
The name and present principal occupation or employment of each executive
officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482. Mr. Breazzano and Ms. Mencher are U. S. citizens.
NAME		PRINCIPAL OCCUPATION OR EMPLOYMENT

=====	=======================================
David J. Breazzano    Principal of DDJ Capital Management, LLC,
DDJ Galileo, LLC, DDJ Copernicus, LLC, GP III-A,
LLC and October G.P., LLC
Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ
Galileo, LLC, DDJ Copernicus, LLC, GP III-A, LLC,
October G.P., LLC, Vice President of DDJ Overseas
Corporation and Director of Kepler Overseas Corp.